June 25, 2013

Via: EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Response to Comments on Form 10-K for fiscal year ended December 31, 2012, filed March 18, 2013. File No. 001-33528

Dear Mr. Rosenberg:

On behalf of OPKO Health, Inc., we submit this letter in response to your comments of June 11, 2013, on our Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”). For convenience, we have included your comments in italics before each of the responses. References in our responses to “we”, “our”, “us”, or the “Company” mean OPKO Health, Inc. and its subsidiaries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

Research and Development Expenses, page 56

Liquidity and Capital Resources, page 58

1. Please revise your disclosure proposed in response to comment 3 to disclose the maximum or the range of possible contractual obligations that have been excluded. If you are unable to calculate the maximum or the range of possible contractual obligations, state that the contracts do not specify the maximum amount you may incur under the agreements.

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 25, 2013

Response

In future filings, we will include the following disclosure in our contractual obligations table:

Contractual obligations (In thousands)	2013	2014	2015	2016	2017	After 2018	Total
Open purchase orders	$4,183	$—	$—	$—	$—	$—	$4,183

Operating leases	2,007	1,750	1,288	1,134	705	1,849	8,733

Mortgages and other debts payable	2,208	629	540	415	375	2,080	6,247

Credit lines	15,195	—	—	—	—	—	15,195

Interest commitments	1,273	147	125	108	94	162	1,909

Total	$24,866	$2,526	$1,953	$1,657	$1,174	$4,091	$32,267

The preceding table does not include information where the amounts of the obligations are not currently determinable, including the following:

- Contractual obligations in connection with clinical trials, which span over two years, and that depend on patient enrollment. The total amount of expenses is dependent on the actual number of patients enrolled and as such, the contracts do not specify the maximum amount we may owe.

- Product license agreements effective during the lesser of 15 years or patent expiration whereby payments and amounts are determined by applying a royalty rate on uncapped future sales.

- Contingent consideration that includes payments upon achievement of certain milestones including meeting development milestones such as the completion of successful clinical trials, new drug application approvals by the U.S. FDA and revenue milestones upon the achievement of certain revenue targets all of which are anticipated to be paid within the next 7 years and are payable in either shares of our Common Stock or cash at our option, and that may aggregate up to $25.7 million.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 68.

2. We acknowledge your response to prior comment 4. Please note that although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to report a measure of gross margin that exclude such amounts. Depreciation and amortization expense related to cost of sales may be displayed on a separate line item, however, these items must be reflected within your gross margin or you can revise to omit any references to gross margin.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 25, 2013

Response

We acknowledge the Staff’s comment and in future filings we will remove the amount sub-totaling to gross margin for all periods presented.

In connection with the Staff’s comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Juan F. Rodriguez

Juan F. Rodriguez

Senior Vice President,

Chief Financial Officer